SIA ENGINEERING COMPANY

02 DEC 16 AM 11:47

12 December 2002

[redacted]

02060674

FILE: 82-5123)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

BY COURIER

SUPPL

Ladies and Gentlemen:

Re : Submissions pursuant to the Listing Rules of the SGX-ST (SIA Engineering Company Limited) (File: 82-5123)

We enclose bound documents consisting of information that, since our last letter of 12 September 2002 to the date of this letter, the Company has (i) published pursuant to the laws of Singapore, (ii) filed with the SGX-ST (or other regulatory authority) and which are customarily made public by the SGX-ST (or other regulatory authority) (iii) distributed to its security holders.

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

A list of the said documents is also attached hereto for your easy reference.

No	Name of Document	Date Made Public, Filed or Distributed	Entity Requiring Document
1.	General Lodgment Form (Form 94) - Notification of closure of register of members pursuant to S.192 of the Companies Act (Cap 50)	06 November 2002	Registry of Companies and Businesses
2.	Announcement - SIA Engineering wins "Best Asia-Pacific Airline MRO Operation of the Year" Award from Aviation Week	03 December 2002	SGX-ST
3.	Notice of Changes In Substantial Shareholder's Deemed Interests – Temasek Holdings	28 November 2002	SGX-ST
3.	Announcement – Presentation to Analysts on 28 October 2002: Review of April-September 2002 Performance	28 October 2002	SGX-ST
4.	Announcement – SIA Engineering posts interim profit of $101.3M on revenue of $426.4M	25 October 2002	SGX-ST
5.	Announcement – Half Year Financial Statement and Dividend Announcement	25 October 2002	SGX-ST
6.	Announcement – SIA Engineering terminates discussions to acquire GAMECO stake	17 October 2002	SGX-ST

dlw 12/26

Airmail Transit Centre P O Box 501, Singapore 918101 Cable SINAIRLINE Telex 21241
Airline House, 25 Airline Road Singapore 819829 Telephone 5423333

The documents and information enclosed and the documents and other information to be furnished to the Commission in the future pursuant to this exemption request are being furnished under paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this exemption request nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the provisions of the Exchange Act.

Please acknowledge receipt of the enclosed documents by stamping on the enclosed copy of this exemption request provided for that purpose and returning the same to our messenger.

Sincerely,

Melanie Lee
Legal Counsel

Enclosures

cc. VPC

THE COMPANIES ACT
(CHAPTER 50)
Sections 50 (2) (*b*) and (*d*), 45 (1) (*h*), 109 (3), 213 (8) (*a*), 368 (1) (*a*), (*b*), (*e*), . . . etc

GENERAL LODGMENT FORM

FORM
94

Folio No

Name of Company: SIA Engineering Company Limited

Company No: 198201025C

Name of person lodging this form: Devika Rani Davar

*NRIC/Passport No: S2507415-G

Address: 517 Elias Road
Singapore 519925

Designation: Company Secretary

1 I, the abovenamed person, hereby lodge the following document (the text of which is set out below) in respect of the abovementioned company:

(1) Nature of document: Notification of closure of register of members pursuant to S.192 of the Companies Act (Cap 50)

(2) Date of document: 6 November 2002

(3) The text of the document is as follows:
*(The document is annexed hereto)

See Annexure A

2 This lodgment was completed and signed by me on:

.... Signature of person making lodgment

.... Signature of Witness

....
~~*Advocate & Solicitor/Approved Company Auditor/Notary Public/Commissioner for Oaths/ Director of Company~~/Secretary of Company

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: Devika Rani Davar	Date of Registration:
Address: 25 Airline Road 09C Airline House Singapore 819829 Tel No: 6541 5151	Receipt No:
A/c No: Fax No: 6546 0679	Checked By:

Annexure A to Form 94

Name of Company : SIA Engineering Company Limited

Company No. : 198201025-C

NOTICE IS HEREBY GIVEN THAT, the Transfer Books and Register of Members of the Company will be closed from 14 November 2002 to 15 November 2002 (both dates inclusive) for the preparation of dividend warrants. The interim dividend will be paid on 27 November 2002 to members on the Register as at 13 November 2002.

Duly completed and stamped transfers received by the Company's Share Registrars, KPMG, at 138 Robinson Road #17-00 Hong Leong Centre, Singapore 068906 up to 5 pm on 13 November 2002 will be registered to determine shareholders' entitlement to the proposed final dividend.

Dated : 6 November 2002

MASNET No. 38 OF 03.12.2002
Announcement No. 43

SIA ENGINEERING COMPANY LIMITED

SIA ENGINEERING WINS "BEST ASIA-PACIFIC AIRLINE MRO OPERATION OF THE YEAR" AWARD FROM AVIATION WEEK

SIAEngrg.pdf

Submitted by Benjamin Toh, Vice President & Head, Trading Management on 03/12/2002 to the SGX

SIA Engineering wins "Best Asia-Pacific Airline MRO Operation of the Year" Award from Aviation Week

SINGAPORE – 3 December 2002 – Mainboard-listed **SIA Engineering Company Limited** has been awarded "Best Asia-Pacific Airline Maintenance, Repair and Overhaul (MRO) Operation of the Year" by *Aviation Week,* a renowned industry publication.

A member of the McGraw Hill & Companies in the United States, *Aviation Week* is widely read by members of the airline and aerospace industry worldwide.

Held in conjunction with MRO Asia Conference and Exhibition at the Suntec International Convention and Exhibition Centre from 3 to 5 December, the Award -- which is in its second year -- recognises companies operating in the Asia-Pacific region for excellence in aviation and aerospace aftermarket operations.

Said Mr Frank Jackman, Editor-in-Chief of Aviation Week's publication, *Overhaul and Maintenance* magazine: "SIA Engineering was chosen for this Award by the editors and writers of *Overhaul & Maintenance* and *Aviation Week* because of its dedication to safety and quality, its demonstrated operational excellence, and because of the way the Company and its managers have successfully navigated one of the most difficult economic periods in the history of commercial aviation."

About SIA Engineering Company

SIA Engineering Company is a major provider of aircraft maintenance, repair and overhaul (MRO) services in Asia-Pacific. The Company has a client base of more than 80 international carriers and aerospace equipment manufacturers. It provides line maintenance services at Singapore Changi Airport for about 220 flights daily, as well as airframe and component overhaul on some of the most advanced and widely used commercial aircraft in the world.

16 joint ventures with original equipment manufacturers and airlines in Singapore, Ireland, China, Hongkong and Taiwan increase the depth and breadth of the Company's comprehensive service offerings. The combined revenue of these joint ventures is approximately $1.0 billion for the first half of FY2002/03, with 71% coming from non-Singapore Airlines customers. Taking into account SIA Engineering Company's equity holding in its joint ventures, non-SIA customers contributed approximately 33% of SIA Engineering Group's business.

SIA Engineering Company has approvals from 23 national aviation regulatory authorities to provide MRO services for aircraft registered in the United States of America, major European countries and Japan, among others.

For more information, please contact:

Chia Peck Yong
Senior Manager Public Affairs
SIA Engineering Company
Tel: (65) 6541-5134
Fax: (65) 6546-0679
Mobile: 9863-0982
E-mail: peckyong_chia@singaporeair.com.sg

Submitted by Devika Rani Davar, Company Secretary, on 3 December 2002 to the SGX.

MASNET No. 18 OF 28.11.2002
Announcement No. 18

02 DEC 15 AM 11:47

SIA ENGINEERING COMPANY LIMITED

NOTICE OF CHANGES IN SUBSTANTIAL SHAREHOLDER'S DEEMED INTERESTS

SIA Engg.pdf

Submitted by Benjamin Toh, Vice President & Head, Trading Management on 28/11/2002 to the SGX

SIA ENGINEERING COMPANY LIMITED

Notice of Changes in Substantial Shareholder's Deemed Interests

Name of substantial shareholder: Temasek Holdings (Private) Limited

Date of notice to company: 15/11/2002

Date of change of deemed interest: 13/11/2002

Name of registered holder: CDP: Keppel Insurance Pte Ltd

Circumstance(s) giving rise to the interest: Open Market Purchase

Information relating to shares held in the name of the registered holder:-

No. of shares which are the subject of the Transaction:	11,000
% of issued share capital:	0.0011
Amount of consideration (excluding brokerage and Stamp duties) per share paid or received:	1.6495
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	
% of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest:-

	Deemed	Direct
No. of shares held before the transaction:	870,409,000	
% of issued share capital:	87.04	
No. of shares held after the transaction:	870,420,000	
% of issued share capital:	87.04	
Total shares:	870,420,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 28/11/2002 to the SGX

TEMASEK HOLDINGS (PRIVATE) LIMITED
8 Shenton Way #38-03 Temasek Tower Singapore 068811 Tel : 6220 4981

TO: The Company Secretary
SIA Engineering Company Ltd
25 Airline Road
9th Floor Core C
Airline House
Singapore 819829
Fax : 6546 0679

TO: Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804
Fax : 6438 4306/6536 7568
Attn : Ms Darrell Lam, Trading Management Department

REF: TS 3 JJ

DATE: 15-Nov-02

NOTICE OF SUBSTANTIAL SHAREHOLDER'S INTERESTS UNDER SECTIONS 82, 83 AND 84 OF THE COMPANIES ACT

DATE OF CHANGE	NAME OF REGISTERED HOLDERS	CIRCUMSTANCES BY REASON OF WHICH CHANGE HAS OCCURRED	NO OF SHARES OR AMT OF STOCK	UNIT PRICE (S$)	TOTAL SHARES HELD (including deemed holdings)			
					BEFORE CHANGE		AFTER CHANGE	
					NO OF SHARES	% OF ISSUED CAPITAL	NO OF SHARES	% OF ISSUED CAPITAL
* 13-Nov-02	CDP : KEPPEL INSURANCE PTE LTD	+ DEEMED INTEREST - OPEN MARKET PURCHASE	11,000	1.64950	870,409,000	87.04%	870,420,000	87.04%

0.0011

+ Temasek Holdings is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50

* This transaction was reported to us on 14 Nov 02

Based on 1,000,000,000 shares issued (12 May 00)

All sales are discretionary sales unless stated otherwise

Temasek has no direct interest todate

GOH YIN DEE (MISS)
ASSISTANT COMPANY SECRETARY

MASNET No. 63 OF 28.10.2002
Announcement No. 69

SIA ENGINEERING COMPANY LIMITED

Presentation to Analysts on 28 October 2002: Review of April-September 2002 Performance

Analyst briefing 28 Oct.pdf

Submitted by Devika Rani Davar, Company Secretary on 28/10/2002 to the SGX

FY02/03 HALF-YEAR PERFORMANCE REVIEW

Financial Review

Summary of Group Results

	1H02/03 S$M	1H01/02 S$M	Change (%)
Revenue	426.4	417.5	+2.1
Operating Profit	72.3	86.1	-16.0
Share of Joint Venture Profits	36.8	16.0	+129.9
Profit After Tax	101.4	97.7	+3.9
Profit Attributable to Shareholders	101.3	97.6	+3.9

Revenue By Activities

	1H02/03 (S$M)	1H01/02 (S$M)	Change (%)
Airframe & Component Overhaul	260.5	254.5	+2.4
Line Maintenance	165.9	163.0	+1.8
Total	426.4	417.5	+2.1

Revenue Composition

	1H02/03 (S$M)	1H01/02 (S$M)	Change (%)
Labour Revenue	285.9	280.1	+2.1
Material Revenue	125.7	121.7	+3.3
Others	14.8	15.7	-5.7
Revenue	426.4	417.5	+2.1

Group Expenditure

	1H02/03 (S$M)	1H01/02 (S$M)	Change (%)
Staff costs	154.6	143.2	+8.0
Materials	124.9	120.7	+3.5
Overheads	74.6	67.5	+10.5
Expenditure	354.1	331.4	+6.8

Profitability

	1H02/03 (S$M)	1H01/02 (S$M)	Change (%)
Operating Profit	72.3	86.1	-16.0
Share of Joint Venture Profits	36.8	16.0	+129.9
Profit Before tax	111.3	104.6	+6.4
Profit After tax	101.4	97.7	+3.9
Net Profit Margin (%)	23.8	23.4	+0.4 pts

Joint Ventures

No. of Joint Ventures in 4 Countries	16
Equity Holding	5%-65%
Combined Revenue in 1H02/03	S$1.0B
Revenue from Non-SIA Customers	71%
SIAEC Grp Revenue from Non-SIA Customers based on Equity Holding	33%
Combined Staff Strength of Joint Ventures	4,200

Joint Ventures Return on Investment*

	Equity (%)
• PRATT & WHITNEY	
Combustor Airmotive Services	49.0
Eagle Services Asia	49.0
Fuel Accessory Service Technologies	49.0
PWA International Ltd	49.0
IAT – Asia	33.3
Asian Surface Technologies	29.0
Asian Compressor Technology Services	24.6
Turbine Coating Services	24.5
International Engine Component Overhaul	50.0
Singapore Aero Engine Services	50.0
• GOODRICH	
Rohr Aero Services – Asia	40.0
• SNECMA GROUP	
Messier Services Asia	40.0
• CONSORTIUM WITH OTHER AIRLINES	
Pan Asia Pacific Aviation Services	47.1
• SUBSIDIARY	
Singapore Jamco	65.0

- Total Inv = $220.1 M
- MAA * Return (1H02/03) = 26.1 % #

	MAA Return for 1H02/03 (%)	Av Return from Date of Investment p.a. (%)
Total Joint Ventures	26.1	16.6

*exclude TAECO & HAESL which are accounted for as trade investments

Cash Position

	1H02/03 (S$M)	1H01/02 (S$M)
Cash position at beginning of year	280	189
Cash generated from operations	74	110
Cash position at end of half year	305	237

Financial Statistics

	SEP 02	MAR 02	Change (%)
Shareholders' funds (S$M)	750.9	682.7	+10.0
NTA per share (cents)	75.1	68.3	+10.0
	1H02/03	1H01/02	
Basic EPS (cents)	10.1	9.8	+3.8
Return on average shareholders' funds (%) (MAA*)	34.6	30.1	+4.5 pts

*MAA denotes moving annual average

Proposed Dividend Payout for 1H02/03

	S$M
Proposed interim dividend (2.0 cents/share)#	15.6
Annualised gross dividend yield (%)*	2.0
Payout ratio	20.2

10 cents par value
* based on share price as at 30 Sept 02 of $1.96

Operational Review

Airframe Maintenance & Component Overhaul

	1H FY02/03	1H FY01/02
'A' Checks	204	184
'C' Checks	46	61
'D' Checks	17	18
SpaceBed & IFE Upgrade	9	-
TOTAL:	276	263

Hangar Capacity Fully Utilised

Line Maintenance

	1st Half FY02/03	1st Half FY01/02	Change
No. of flights serviced	39,000	40,800	- 4.4%

Line Maintenance Performed Well Despite Sept 11 Impact

Comprehensive Range of Products & Services

Line Maintenance

- Handles more than 50 aircraft and engine models at Changi Airport
- Aircraft certification & technical handling, well as 'A' checks & cabin maintenance

Airframe Maintenance

- Capabilities on more than 20 aircraft models
- Work performed include A, B, C & D checks as well as structural inspections, modifications, refurbishment of cabin interiors, repainting & non-destructive tests

Comprehensive Range of Products & Services

Component Overhaul

- 22 specialist workshops
- Overhaul of 11,000 components
- 98% in-house capability on B747-400 & A310



100%
50%
B747-400
A310
A340
B777

In-house Component Overhaul Capability

Other Services

- Fleet technical management
- On-site technical support
- Material management
- Power-by-the-hour

Capacity Growth

New hangars are on schedule

- 4th hangar: 2003 – ramping up capacity to meet growing demand
- 5th hangar: scheduled for 2004
- Each hangar increases capacity by 15%

Joint Ventures

In July, SIAEC signed an MoU with PT JAS

- SIAEC shall hold 49% stake
- Line maintenance services at major Indonesia airports, such as Jakarta, Denpasar, Surabaya & Medan


SIGNING CEREMONY
MEMORANDUM OF UNDERSTANDING
E MAINTENANCE JOINT VENTURE IN INDONESIA

Expanding Global Footprint in Line Maintenance

Growing the Global Footprint of SIAEC Group


PWAI
TAECO
ACTS
PAPAS
HAESL
Singapore
ESA
RASA
SAESL
MSA
IECO
CAS
AST
TCS
FAST
SJAMCO
IAT-Asia
PT-JAS

Outlook

- Outlook overcast by global economic uncertainties, threat of war in the Middle East and recent incidents in the region
- SIAEC's resilient Airline/OEM-linked business model and capability to support wide range of new aircraft/engine types will help to weather these uncertainties

- **Thank You**

MASNET No. 45 OF 25.10.2002
Announcement No. 53

SIA ENGINEERING COMPANY LIMITED

SIA Engineering posts interim profit of $101.3M on revenue of $426.4M

SINGAPORE – 25 October 2002 – Mainboard-listed **SIA Engineering Company Limited** today reported an interim net profit of $101.3 million on the back of $426.4 million in revenue for the half-year period 1 April-30 September 2002.

Despite the full impact of the aviation downturn following the events of September 11, the Group's net earnings for the first half of FY2002/03 edged up 3.9% and revenue increased by 2.1%, compared to the same period last year which was not affected by these events.

Expenditure increased 6.8% to $354.1 million, contributed mainly by provision for profit-sharing bonus and higher aviation insurance premium. No profit-sharing bonus was paid the previous financial year.

The Group operating profit for the first 6 months of FY2002/03 declined by 16% to $72.3 million. This was offset by share of profits from the Group's associated and joint venture companies, which rose by $20.8 million or 129.9% to $36.8 million, contributing 33% to the Group's profit before tax.

Based on the interim results, basic earnings per share improved by 3.8%, from 9.8 Singapore cents to 10.1 cents, while net tangible assets per share increased 10.0% from 68.3 cents as at 31 March 2002 to 75.1 cents as at 30 September 2002.

The Group is declaring an interim dividend of 2.0 cents per share (par value of 10 cents), which translates into an annualised gross dividend yield of 2.0% (based on the share price of $1.96 at the close of 30 September 2002) and a payout ratio of 20.2%.

Continuing its thrust towards growth from overseas ventures, SIA Engineering signed a Memorandum of Understanding in July 2002 with Indonesian conglomerate PT Jasa Angkasa Semesta to provide aircraft line maintenance and technical ramp handling services to airline customers at Indonesia's major airports.

On prospects for the second half of the current financial year, SIA Engineering CEO William Tan said: "The outlook for the second half of the financial year is overcast by the threat of war against Iraq, which may delay the recovery of the aviation industry and the global economy in general. Airlines will continue to focus on cost control and seek maintenance, repair and overhaul (MRO) providers who can offer total, value-based solutions with competitive pricing and shorter turnaround times. The Company will continue its relentless effort to improve operational efficiencies to reduce cost and further shorten turnaround times."

About SIA Engineering Company

SIA Engineering Company is a major provider of aircraft maintenance, repair and overhaul (MRO) services in Asia-Pacific. The Company has a client base of more than 80 international carriers and aerospace equipment manufacturers. It provides line maintenance services at Singapore Changi Airport for about 220 flights daily, as well as airframe and component overhaul on some of the most advanced and widely used commercial aircraft in the world.

16 joint ventures with original equipment manufacturers and airlines in Singapore, Ireland, China, Hongkong and Taiwan increase the depth and breadth of the Company's comprehensive service offerings. The combined revenue of these joint ventures is approximately S$1.0 billion for the half-year period 1 April–30 September 2002, with 71% coming from non-Singapore Airlines customers. Taking into account SIA Engineering Company's equity holding in its joint ventures, non-SIA customers contributed approximately 33% of SIA Engineering Group's business.

SIA Engineering Company has approvals from 23 national aviation regulatory authorities to provide MRO services for aircraft registered in the United States of America, major European countries and Japan, among others.

For more information, please contact:

Chia Peck Yong

Senior Manager Public Affairs
SIA Engineering Company
Tel: (65) 6541-5134
Fax: (65) 6546-0679
Mobile: (65) 9863-0982

E-mail: peckyong_chia@singaporeair.com.sg

Submitted by Devika Rani Davar, Company Secretary on 25 October 2002 to the SGX

MASNET No. 37 OF 25.10.2002
Announcement No. 45

SIA ENGINEERING COMPANY LIMITED

Half Year Financial Statement And Dividend Announcement

Financial statements for the six months ended 30 September 2002.
These figures have not been audited.

		Group S$'M			Company S$'M		
	-	Apr-Sep 02	Apr-Sep 01	% Increase/ (Decrease)	Apr-Sep 02	Apr-Sep 01	% Increase/ (Decrease)
1.(a)	Revenue	426.4	417.5	+2.1	422.5	415.5	+1.7
1.(b)	Expenditure	(354.1)	(331.4)	+6.8	(350.4)	(329.6)	+6.3
1.(c)	Operating profit	72.3	86.1	-16.0	72.1	85.9	-16.1
1.(d)	Investment income	0.4	0	N.M.	0.4	0	N.M.
1.(e)	Other income including interest income	1.9	3.6	-47.4	1.9	3.6	-47.4
2.(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	90.5	103.6	-12.7	90.1	103.3	-12.8
2.(b)(i)	Interest on borrowings	0	0	-	0	0	-
2.(b)(ii)	Depreciation and amortisation	(11)	(11.5)	-4.7	(10.8)	(10.3)	+4.6
2.(b)(iii)	Foreign exchange gain/ (loss)	(5)	(3.5)	+41.3	(4.9)	(3.5)	+40.4
2.(c)	Exceptional items (provide separate disclosure of items)	0	0	-	0	0	-

		Group S$'M			Company S$'M		
	-	Apr-Sep 02	Apr-Sep 01	% Increase/ (Decrease)	Apr-Sep 02	Apr-Sep 01	% Increase/ (Decrease)
2.(d)	Operating profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	74.5	88.6	-15.9	74.4	89.5	-16.9
2.(e)	Income derived from associated companies (With separate disclosure of any items included therein which are exceptional because of size & incidence) *	36.8	16	+129.9	9.5	1	N.M.
2.(f)	Operating profit before income tax	111.3	104.6	+6.4	83.9	90.5	-7.3
2.(g)	Less income tax (Indicate basis of computation)	(9.9)	(6.9)	+42.1	(6.5)	(6)	+9.1
2.(g)(i)	Operating profit after tax before deducting minority interests	101.4	97.7	+3.9	77.4	84.5	-8.5
2.(g)(ii)	Less minority interests	(0.1)	(0.1)	-	0	0	-
2.(h)	Operating profit after tax attributable to members of the company	101.3	97.6	+3.9	77.4	84.5	-8.5
2.(i)(i)	Extraordinary items (provide separate disclosure of items)	0	0	-	0	0	-

2.(i)(ii)	Less minority interests	0	0	-	0	0	-
2.(i)(iii)	Extraordinary items attributable to members of the company	0	0	-	0	0	-

* and joint venture companies

		Group			Company		
		S$'M		%	S$'M		%
	-	Apr-Sep 02	Apr-Sep 01	Increase/ (Decrease)	Apr-Sep 02	Apr-Sep 01	Increase/ (Decrease)
2.(i)(iv)	Transfer to/from Exchange Reserve	0	0	-	0	0	-
2.(i)(v)	Transfer to Capital Reserve	0	0	-	0	0	-
2.(i)(vi)	Transfer to Reserve Fund	0	0	-	0	0	-
2.(j)	Operating profit after tax and extraordinary items attributable to members of the company	101.3	97.6	+3.9	77.4	84.5	-8.5

		Group Figures	
		Latest period	Previous corresponding period
3.(a)	Operating profit [2(g)(i) above] as a percentage of revenue [1(a) above]	23.80%	23.40%
3.(b)	Operating profit [2(h) above] as a percentage of issued capital and reserves at end of the period	13.50%	17.40%
3.(c)	Earnings per ordinary share for the period based on 2(h) above after deducting any provision for preference dividends:-		
	(i) Based on weighted average number of ordinary shares in issue	10.1cts	9.8cts
	(ii) On a fully diluted basis	10.1cts	9.8cts
	(To disclose the basis used in arriving at the weighted average number of shares for the purposes of (c)(i) above and to provide details of any adjustments made for the purpose of (c)(ii) above)		
3.(d)	Net tangible asset backing per ordinary share based on existing issued share capital as at the end of the period reported on	75.1cts	56.0cts

3.(e) To provide an analysis of expenses based on their nature within the group for the current and previous corresponding period

	Group	
	Apr-Sep 02 S$M	**Apr-Sep 01 S$M**
EXPENDITURE		
Staff costs	154.6	143.2
Material costs	124.9	120.7
Depreciation	10.9	10.4
Company accommodation	19.9	19.3
Other operating expenses	43.8	37.8
	354.1	331.4

3.(f) Explanatory Notes

Basis in deriving the Earnings Per Share under 3 (c)

The weighted average number of ordinary shares represents the number of ordinary shares outstanding at beginning of the financial year adjusted for shares issued upon exercise of options multiplied with a time-weighting factor.

For the purpose of determining the diluted earnings per share, the weighted average number of ordinary shares outstanding had been adjusted to reflect the effect of all potentially dilutive ordinary shares.

The tabulation in respect of the basis in arriving at the weighted average number of ordinary shares is set out below:

	Latest period ended 30.9.2002	Previous period ended 30.9.2001
Earnings based on 2(j) above (S$'M)	101.3	97.6
Number of ordinary shares (in million)		
Number of ordinary shares in issue at of financial year	1,000.0	1,000.0
Weighted average number of ordinary shares issued pursuant to the exercise of share	0.2	-
Weighted average number of ordinary shares applicable to basic earnings per share	1,000.2	1,000.0
Effect of dilutive share options	4.4	-
Weighted average number of ordinary shares applicable to diluted earnings per share	1,004.6	1,000.0
Earnings per share (Singapore cents)		
basic	10.1	9.8
diluted	10.1	9.8

Item 4 is not applicable to interim results		Group S$'M		%	Company S$'M		%
	-	Apr-Sep 02	Apr-Sep 01	Increase/ (Decrease)	Apr-Sep 02	Apr-Sep 01	Increase/ (Decrease)
4.(a)	Sales reported for first half year						
4.(b)	Operating profit [2(g)(i) above] reported for first half year						
4.(c)	Sales reported for second half year						
4.(d)	Operating profit [2(g)(i) above] reported for second half year						

Not applicable

5.(a) Amount of any adjustment for under or overprovision of tax in respect of prior years

Taxation for the Group and Company includes adjustment for over provision of income tax of S$2.7 million in respect of prior year due to changes in statutory tax rate.

5.(b) Amount of any pre-acquisition profits

NIL

5.(c) Amount of profits on any sale of investments and/or properties

Item 5c Table

Sale of investments/properties	$Profit/(Loss)
0	$0.00

5.(d) Any other comments relating to Paragraph 5

Not Applicable

6. Segmental Results

The Company and its subsidiary companies operate in Singapore in one business segment, that of maintenance, repair and overhaul of aircraft and aircraft engines.

7.(a) Review of the performance of the company and its principal subsidiaries

COMMENTS ON RESULTS

7.1 The Group's operating profit decreased by $13.8 million (or 16.0%) to $72.3 million. Profit before tax increased by $6.7 million (or 6.4%) to $111.3 million, assisted by an increase of $20.8 million in share of profits from associated companies and joint venture companies. Our 16 associated companies and joint ventures in Singapore, China, Hong Kong, Taiwan and Ireland generate about $1.0 billion in revenue, with 71.0% derived from airlines outside the Singapore Airlines Group, and employ about 4,200 staff.

7.2 The Group's shareholders' funds rose 10.0% to $750.9 million as compared to 31 March 2002. The moving annual average return on shareholders' funds was 34.6%, an increase of 4.5 percentage points from 30 September 2001. Basic earnings per share was 10.1 cents, an increase of 3.8% over the half-year ending 30 September 2001.

7.3 The Company's operating profit for the 6 months ending 30 September 2002 was $72.1 million, a decrease of $13.8 million (or 16.1%) compared to the same period last year. Revenue increased $7.0 million (or 1.7%) to $422.5 million as a result of an increase in workload, which was partially offset by a softening in rates. Expenditure increased at a higher rate of 6.3% to $350.4 million, mainly as a result of provision for profit-sharing bonus and higher aviation insurance premium. No profit-sharing bonus was paid the previous financial year.

7.4 The Company's profit before tax was $83.9 million, a decrease of $6.6 million (or 7.3%). The Company's profit after tax was $77.4 million, a decrease of $7.1 million (or 8.5%).

7.5 There were no gains or losses arising from the acquisitions or disposals of investments.

7.(b) Where a forecast, or a prospect statement, has been previously disclosed to shareholders,

the issuer must explain any variance between the forecast or prospect statement and the actual results

NIL

7.(c) A statement by the Directors of the Company whether any item or event of a material or

unusual nature, which would have affected materially the results of operations of the Group and Company, has occurred between the date to which the report refers and the date on which the report is issued. If none, to give a negative statement.

No transaction or event of a material and unusual nature has arisen between 30 September 2002 and the date of this report that would substantially affect the results of the Company or the Group.

8. A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period

OUTLOOK FOR SECOND HALF OF THE FINANCIAL YEAR

The outlook for the second half of the financial year is overcast by the threat of war against Iraq, which may delay the recovery of the aviation industry and the global economy in general. Airlines will continue to focus on cost control and seek maintenance, repair and overhaul (MRO) providers who can offer total, value-based solutions with competitive pricing and shorter turnaround times. The Company will continue its relentless effort to improve operational efficiencies to reduce cost and further shorten turnaround times.

9. Dividend

(a) Present Period

Name of Dividend	Interim
Dividend Type	Cash
Dividend Rate	2.0 cents per ordinary share less tax
Par value of shares	$0.10
Tax Rate	22.0%

(b) Previous Corresponding Period

Name of Dividend	Interim
Dividend Type	Cash
Dividend Rate	1.5 cents per ordinary share less tax
Par value of shares	$0.10
Tax Rate	24.5%

(c) Total Annual Dividend (if applicable)

-	Latest Year ()	Previous Year ()
Ordinary		
Preference	0	0
Total:		

(d) Date payable

The interim dividend will be paid on 27 November 2002 to members of the Register as at 13 November 2002.

(e) Books closure date

Notice is hereby given that the Transfer Books and the Register of Members of the Company will be closed from 14 November 2002 to 15 November 2002 (both dates inclusive) for the preparation of dividend warrants.

(f) Any other comments relating to Paragraph 9

NIL

10.(a) Balance sheet

Group Company	30 Sep 2002 S$M	31 Mar 2002 S$M	30 Sep 2002 S$M	31 Mar 2002 S$M
Fixed assets	188.9	189.4	184.9	185.4
Subsidiary companies	-	-	5.5	5.5
Associated companies	234.2	203.6	164.1	152.4
Joint venture companies	49.5	45.4	55.8	50.5
Long term investments	29.1	29.3	29.1	29.3
Current assets	479.1	438.5	475.0	435.3
Less: Current liabilities	(213.7)	(207.4)	(211.6)	(206.0)
	767.1	698.8	702.8	652.4
Share capital	100.0	100.0	100.0	100.0
Reserves	650.9	582.7	588.9	538.5
Shareholders' funds	750.9	682.7	688.9	638.5
Minority interest	2.0	2.0	-	-
Deferred taxation	14.2	14.1	13.9	13.9
	767.1	698.8	702.8	652.4

10.(b) Cash flow statement

	Group Apr- Sep 2002 S$M	Group Apr-Sep 2001 S$M
Net Cash Provided by Operating Activities	**70.7**	**108.6**
Cash Flow from Investing Activities		
Additions to fixed assets	(10.4)	(34.6)
Issues of new shares/additional investment in subsidiary	-	(0.6)
Investments in associated companies	(11.9)	(1.0)
Dividends from associated companies	8.4	1.0
Investments in joint venture companies	(5.3)	(6.6)
Proceeds from sale of long-term investments	-	0.7
Dividends from long-term investments	0.4	-
Loans to investee companies	(0.2)	(0.3)
Net Cash Used in Investing Activities	**(19.0)**	**(41.4)**
Cash Flow from Financing Activities		
Proceeds from the issuance of new shares	0.9	-
Dividends paid	(27.4)	(18.9)
Net Cash Used in Financing Activities	**(26.5)**	**(18.9)**
Net Cash Inflow	25.2	48.3
Cash and Cash Equivalents at Beginning of Financial Year	280.0	188.7
Cash and Cash Equivalents at 30 September	**305.2**	**237.0**

10.(c) Statement of changes in equity

Group (S$M)

	Share capital	Share premium	General reserve	Foreign currency translation reserve	To
Balance at 31 March 2001 as previously stated	100.0	-	358.0	8.3	46(
Effect of adopting SAS 10	-	-	18.9	-	18
As restated	100.0	-	376.9	8.3	48
Foreign currency translation differences	-	-	-	4.7	4.

Profit attributable to shareholders for the financial year	-	-	223.0	-	22
Dividends	-	-	(30.2)	-	(30
Balance at 31 March 2002	100.0	-	569.7	13.0	68
Issue of new shares arising from employee share option exercised	-	0.8	-	-	0.
Foreign currency translation differences	-	-	-	(6.5)	(6.
Profit attributable to shareholders for the half-year	-	-	101.3	-	101
Dividends	-	-	(27.4)	-	(27
Balance at 30 September 2002	100.0	0.8	643.6	6.5	75

Company (S$M)

	Share capital	Share premium	General reserve	Foreign currency translation reserve	To
Balance at 31 March 2001 as previously stated	100.0	-	358.4	0.6	45
Effect of adopting SAS 10	-	-	18.9	-	18
As restated	100.0	-	377.3	0.6	47
Foreign currency translation differences	-	-	-	0.2	0.
Profit attributable to shareholders for the financial year	-	-	190.6	-	19
Dividends	-	-	(30.2)	-	(30
Balance at 31 March 2002	100.0	-	537.7	0.8	63
Issue of new shares arising from employee share option exercised	-	0.8	-	-	0.
Foreign currency translation differences	-	-	-	(0.4)	(0.
Profit attributable to shareholders for the half-year	-	-	77.4	-	77
Dividends	-	-	(27.4)	-	(27
Balance at 30 September 2002	100.0	0.8	587.7	0.4	68

10.(d) Explanatory notes that are material to an understanding of the information provided in

10.(a), (b) and (c) above

NIL

11. Details of any changes in the company's issued share capital

SHARE CAPITAL AND OPTIONS ON SHARES IN THE COMPANY

(i) The issued and paid-up capital of the Company increased from $100,000,000 as at 31 March 2002 to $100,042,940 as at 30 September 2002. The increase is due to new shares allotted and issued pursuant to the exercise of share options granted under the SIA Engineering Company Limited Employee Share Option Plan, which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees.

(ii) On 1 July 2002, options were granted under the SIA Engineering Company Limited Employee Share Option Plan ("Plan") to eligible employees to subscribe for 16,679,200 ordinary shares of $0.10 each of the Company ("shares") out of which options in respect of 16,594,800 shares were accepted by the employees. The exercise periods of the said options will commence on 1 July 2003 for senior executives (as defined under the Plan) or 1 July 2004 for other employees, and will expire on 30 June 2012. The exercise price of the shares under the said options is $2.38 per share. As at 30 September 2002, options to subscribe for a total of 60,713,800 shares are outstanding under the Plan (Option to subscribe for a total of 399,100 shares lapsed pursuant to Rule 8.3 of the Plan).

(iii) The details of movement of share options of the Company during the 6 months ending 30 September 2002 were as

ollows:

Date of grant	Balance at 1.4.2002 / date of grant	Cancelled	Exercised	Adjustment	Balance at 30.09.2002	Exercise price	Expiry date
28.03.2000	15,079,650	(16,000)	(216,700)	-	14,846,950	$2.05	27.03.2010
03.07.2000	14,067,750	(1,600)	(207,100)	-	13,859,050	$1.95	02.07.2010
02.07.2001	15,431,000	(5,200)	(5,600)	-	15,420,200	$1.41	01.07.2011
01.07.2002	16,679,200	(7,200)	-	(84,400)	16,587,600	$2.38	30.06.2012
	61,257,600	(30,000)	(429,400)	(84,400)	60,713,800		

2. The group's borrowings and debt securities as at the end of the financial period reported

on, and comparative figures as at the end of the most recently announced financial statements

(a) Amount repayable in one year or less, or on demand

As at 30/09/2002		As at 31/03/2002	
Secured	Unsecured	Secured	Unsecured
0	$1.0M	0	$1.0M

(b) Amount repayable after one year

As at 30/09/2002		As at 31/03/2002	
Secured	Unsecured	Secured	Unsecured
0	0	0	0

(c) Any other comments relating to Paragraph 12

NIL

13. A statement that the same accounting polices and methods of computation are followed

in the financial statements as compared with the most recent audited annual financial statements. Where there have been any changes or departure from the accounting policies and methods of computation, including those required by an accounting standard, this should be disclosed together with the reasons for the change and the effect of the change

The Company and its subsidiary companies have adopted the same accounting policies and standards in the preparation of the half-year financial statements as compared with the most recent audited annual financial statements.

BY ORDER OF THE BOARD

Devika Rani Davar
Company Secretary
25 October 2002

MASNET No. 29 OF 17.10.2002
Announcement No. 29

SIA ENGINEERING COMPANY LIMITED

SIA Engineering terminates discussions to acquire GAMECO stake

SIA Engineering terminates discussions to acquire GAMECO stake

SINGAPORE, 17 October 2002 – In April 2002, SIA Engineering Company Limited announced the signing of a conditional agreement with Lockheed Martin Aeronautics Service International ("Lockheed Martin") to acquire Lockheed Martin's entire 25% stake in Guangzhou Aircraft Maintenance Engineering Company ("GAMECO"). The agreement was subject to, amongst other things, the consent of GAMECO shareholders as well as the receipt of necessary regulatory and government approvals.

As consent of one GAMECO shareholder has not been secured, SIA Engineering Company has terminated the conditional agreement with Lockheed Martin to acquire its stake.

SIA Engineering Company continues to evaluate opportunities to achieve growth through ongoing investments in joint ventures and offshore facilities, which extend its service offerings and geographical footprint.

About SIA Engineering Company

SIA Engineering Company is a major provider of aircraft maintenance, repair and overhaul (MRO) services in Asia-Pacific. The Company has a client base of more than 80 international carriers and aerospace equipment manufacturers. It provides line maintenance services at Singapore Changi Airport for about 220 flights daily, as well as airframe and component overhaul on some of the most advanced and widely used commercial aircraft in the world. For the financial year ended 31 March 2002, turnover for the Company reached S$835.6 million.

16 joint ventures with original equipment manufacturers and airlines in Singapore, Ireland, China, Hongkong and Taiwan increase the depth and breadth of the Company's comprehensive service offerings. The combined revenue of these joint ventures is approximately S$1.7 billion in FY2001/02, with 83% coming from non-Singapore Airlines customers. Taking into account SIA Engineering Company's equity holding in its joint ventures, non-SIA customers contributed approximately 34% of SIA Engineering Group's business.

SIA Engineering Company has approvals from 23 national aviation regulatory authorities to provide MRO services for aircraft registered in the United States of America, major European countries and Japan, among others.

For more information, please contact:

Chia Peck Yong

Senior Manager Public Affairs
SIA Engineering Company
Tel: (65) 6541-5134
Fax: (65) 6546-0679
Mobile: (65) 9863-0982
E-mail: peckyong_chia@singaporeair.com.sg

Submitted by Devika Rani Davar, Company Secretary on 17/10/2002 to the SGX